Notice of Offer to Purchase for Cash
of up to
4,500,000 Shares of Common Stock
at a Purchase Price of $5.75 Per Share

November 10, 2020

Dear Fellow Stockholder:

Phillips Edison & Company, Inc. (the “Company,” “we,” “our,” or “us”) is hereby announcing its offer to buy shares of its common stock through the tender offer described herein at a purchase price equal to $5.75 per share (the “Purchase Price”). You have the ability to participate in this tender offer, and potentially sell your shares back to the Company at $5.75 per share.

We are offering to purchase up to 4,500,000 shares of the Company’s common stock, par value $0.01 per share (“Shares”), for cash at the Purchase Price on the terms and conditions set forth in the Offer to Purchase dated November 10, 2020 (the “Offer to Purchase”) and related Letter of Transmittal (the “Letter of Transmittal”) and instructions, each as filed as exhibits to the Company’s Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (“SEC”) on November 10, 2020 (collectively, the “tender offer materials”). The Company’s offer to purchase Shares on the terms and conditions described in the tender offer materials is referred to herein as the “Offer”.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. EASTERN TIME, ON TUESDAY, DECEMBER 15, 2020, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

You may tender all, a portion or none of your Shares.

Stockholders desiring to tender all or any portion of their Shares for purchase must complete and sign a Letter of Transmittal and deliver it to the Company in the manner set forth in Section 2, “Procedures for Tendering Shares,” in the Offer to Purchase.

Stockholders not interested in tendering any of their Shares need not take any action.

The Offer is not conditioned upon any minimum number of Shares being tendered. Only Shares properly tendered and not properly withdrawn will be eligible to be purchased. Shares tendered but not purchased pursuant to the Offer will be returned promptly following the Expiration Date. Because of the proration and “odd lot” priority provisions described in the Offer to Purchase, it is possible that we will not purchase all of the Shares that you tender. If the Offer is oversubscribed, and you are not an odd lot holder (i.e., a stockholder holding less than 100 Shares), the number of Shares that we purchase from you will be prorated.

The Shares are not listed on a national securities exchange, and there is no established trading market for the Shares. The Company is making the Offer to address the needs of certain of our stockholders who desire immediate liquidity for all or a portion of their Shares. However, the Purchase Price is significantly lower than the current estimated value per Share of $8.75 affirmed by the Board of Directors of the Company (the “Board”) on May 6, 2020. Among other factors, the Board derived the Purchase Price by considering the stock performance and valuation of our publicly traded peers. The Company closely monitors the following eight publicly traded retail strip
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center real estate investment trusts: Brixmor Property Group Inc., Kimco Realty Corporation, Kite Realty Group Trust, RPT Realty, Regency Centers Corporation, Retail Opportunity Investments Corp., Retail Properties of America, Inc., and Weingarten Realty Investors. As of October 30, 2020, the publicly traded equity of our aforementioned peers was trading at an average discount to net asset value of 41%, and a median discount to net asset value of 39%, according to S&P Global Market Intelligence. Similarly, our Shares have traded at a significant discount to our current estimated value per Share in secondary market transactions reported by third parties. For example, during the six-month period ended October 31, 2020, approximately 67,000 Shares were sold through a secondary market maker at an average price per Share of $5.27. However, given the current economic climate, market prices are highly volatile as seen by market dynamics this week related to the timing of a potential vaccine for COVID-19.

Accordingly, while the Board has approved the Offer, the Board makes no recommendation to stockholders as to whether to tender or refrain from tendering their Shares.

The tender offer materials contain important information and stockholders should carefully read the tender offer materials in their entirety before making a decision with respect to the Offer. The tender offer materials may be obtained free of charge from the SEC’s website at http://www.sec.gov and may also be obtained free of charge from the Company’s website at http://www.phillipsedison.com/investors/tender. In addition, you may request a copy of the tender offer materials, at no cost, by writing or telephoning our third-party Information Agent, Georgeson LLC (“Georgeson”), at its address and telephone number set forth below. Stockholders are urged to evaluate carefully all information in the Offer, the Letter of Transmittal and the Schedule TO, including our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, which are incorporated herein by reference and can be found in the “Investors – SEC Filings” section of our website, http://www.phillipsedison.com, and consult their own investment and tax advisors and make their own decisions whether to tender or refrain from tendering their Shares. Tendering stockholders whose Shares are accepted for payment will lose the opportunity to participate in any potential future upside and future growth of the Company with respect to such Shares and will lose the right to receive any future dividends that we may declare and pay.

Subject to the applicable rules and regulations of the SEC, we expressly reserve the right, in our sole discretion, at any time and from time to time, (a) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, subject to the restrictions below, (b) to change the Purchase Price and to increase or decrease the number of Shares sought in the Offer, (c) to amend the Offer in any respect prior to the Expiration Date, and (d) if any condition specified in Section 6, “Conditions of the Offer,” in the Offer to Purchase, is not satisfied or waived prior to the Expiration Date, to terminate the Offer and not accept any Shares for payment. In accordance with the rules promulgated by the SEC, we may increase the number of Shares accepted for payment in the Offer by up to, but not more than, 2% of the outstanding Shares without amending or extending the Offer. This could result in the number of Shares accepted for payment in the Offer increasing by up to approximately 5,800,000 additional Shares.

If we accept your tender of Shares, you will generally be treated as either having sold or exchanged those Shares in a taxable transaction or, under certain circumstances, having received a distribution with respect to those Shares that is treated as a dividend to the extent it is paid out of our current or accumulated earnings and profits. We urge you to consult your tax advisor regarding the tax consequences of tendering your Shares. See Section 16, “Material U.S. Federal Income Tax Considerations,” in the Offer to Purchase.

We have engaged a third-party, Georgeson, to serve as our Information Agent (“Information Agent”) for the Offer. Georgeson will assist us in processing and executing the Offer. Questions, requests for assistance, and requests for additional copies of the Offer may be directed to Georgeson by telephone, toll free at (866) 296-5716.

Since 1991, our core business has been owning and operating grocery-anchored real estate. Our strategy has proven resilient and profitable throughout our history despite multiple recessions, market cycles, and challenges. We wholeheartedly believe that grocery-anchored real estate has been, and will continue to be, a solid investment. That said, we are aware of the increasing demand for liquidity among our stockholders. While we believe the markets

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prevent us from achieving liquidity close to our current estimated value per Share, we know some investors require immediate liquidity, which contributed to the launch of the Offer.

Our directors and executive officers have advised us that they do not intend to tender any Shares owned by them in the Offer.

We are steadfast in our focus in creating stockholder value and look forward to providing you regular updates in the future.

Thank you for your continued support.

Sincerely,
Jeffrey S. Edison
Chairman of the Board and Chief Executive Officer
Phillips Edison & Company, Inc.

Additional Information Regarding the Offer:

Stockholders wishing to tender Shares must follow the procedures set forth in the Offer to Purchase and in the Letter of Transmittal. Generally, for your Shares to be properly tendered pursuant to the Offer you must complete and sign the Letter of Transmittal according to its instructions and deliver it by regular mail or overnight courier, together with any required signature guarantees and any other documents required by the Letter of Transmittal, to Computershare Trust Company, N.A. (“Computershare”), the depositary for the Offer (the “Depositary”), at the address shown on the Letter of Transmittal on or before the Expiration Date.
The Company will pay for Shares that are properly tendered and not properly withdrawn by depositing the Purchase Price in cash with Computershare, which will act as your agent for the purpose of receiving payments from the Company and transmitting payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by Computershare in its capacity as the Depositary for the Offer of a properly completed and duly executed Letter of Transmittal and any required signature guarantees and other documents required by the Letter of Transmittal. Under no circumstances will the Company pay interest on the Purchase Price for the Shares, even if there is a delay in making payment, nor will you be entitled to distributions on record dates that occur on or after the date that the Company accepts your Shares for purchase.
The Company will announce the preliminary results of the Offer through an amendment to the Schedule TO, including the expected proration factor, and pay the Purchase Price in cash, less any applicable withholding taxes and without interest, for the Shares the Company accepts for payment promptly after the Expiration Date. If the Company is required to prorate, however, it may take at least five business days after the Expiration Date for the Company to calculate the final proration factor and begin paying for Shares accepted for payment.
We expressly reserve the right, in our sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to Computershare and making a public announcement thereof no later than 9:00 a.m. Eastern Time, on the next business day after the last previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s Shares. The Company also expressly reserves the right to terminate the Offer, as described in the Offer to Purchase. Subject to compliance with applicable law, the Company further reserves the right, in its reasonable discretion and regardless of whether any of

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the circumstances described in the Offer to Purchase shall have occurred or are deemed by the Company to have occurred, to amend the Offer in any respect, including, without limitation, by increasing or decreasing the consideration offered. The Company will announce any such termination or amendment to the Offer by making a public announcement of the termination or amendment in accordance with applicable law.
Generally, the receipt of cash from the Company in exchange for a stockholder’s Shares will be a taxable event for the stockholder for U.S. federal income tax purposes. The receipt of cash for a stockholder’s Shares generally will be treated for U.S. federal income tax purposes either as: (1) a sale or exchange eligible for gain or loss treatment, or (2) a distribution in respect of stock from the Company, as described in Section 16, “Material U.S. Federal Income Tax Considerations,” in the Offer to Purchase. Each stockholder should consult with their tax advisor to evaluate the tax consequences of tendering or selling Shares in the Offer.
Tenders of Shares under the Offer are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by the Company under the Offer, may also be withdrawn at any time after January 5, 2021. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the person who tendered the Shares. For such withdrawal to be effective, the stockholder must timely send a notice of withdrawal to Computershare by mail or overnight courier service.
The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
If you have any questions regarding the Offer or if you require copies of the Offer to Purchase, or additional copies of the Letter of Transmittal or any amendments or supplements thereto, please contact the Information Agent for the Offer at the telephone number and address set forth below.

The Depositary and Paying Agent for the Offer is:

Computershare Trust Company, N.A.

Corporate Actions Voluntary
150 Royall Street, Suite V
Canton, MA 02021
(888) 518-8073

The Information Agent for the Offer is:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor
New York, New York 10104
(866) 296-5716
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